
December 17, 2010

<u>Via Facsimile and U.S. Mail</u>
Mr. Jeffrey C. Smith
Ramius Value and Opportunity Advisors LLC
599 Lexington Avenue, 20th Floor
New York, NY 10022

      Re: **Surmodics Inc.**
              Preliminary Proxy Statement on Schedule 14A
              Filed December 10, 2010 by Ramius Value and Opportunity Master
              Fund Ltd., Cowen Overseas Investment LP, Ramius Advisors LLC,
              Ramius Value and Opportunity Advisors LLC, Ramius LLC, Cowen
              Group, Inc. RCG Holdings, LLC, C4S & Co., LLC. Peter A. Cohen,
              Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon, David
              Dantzler, M.D., Jeffery A. Meckler, and Jeffrey C. Smith (collectively,
              the "Ramius Group").
              File No. 1-14680

              Soliciting Materials filed on Schedule 14A filed by the Ramius Group
              Filed November 17, 2010
              File No. 0-23837

Dear Mr. Smith:

We have conducted a limited review of the filings listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

PREC 14A

1. Please fill in all blanks in the proxy statement and include information as of the most reasonable practicable date. For example, please disclose the total amount and percentage of shares beneficially owned by the Ramius Group in accordance with Item 5(b)(iv) of Schedule 14A and update to provide the information required by Item 4(b)(4) of Schedule 14A.

2. Please supplement your disclosure to succinctly describe the relationships, if any, between the participants. For example, please disclose all prior relationships between or amongst each of the participants that led to the current solicitation.

3. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. In addition, support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials which require supplemental support and which may need to be recharacterized as statements of belief or opinion:

    - the data referenced in support of the assertion of SRDX's poor operating performance, inclusive of the basis for the underlying Ramius' estimates of customer R&D and Internal R&D expenses;

    - in reference to the stock performance, "[w]e believe this decline is due in large part due to …failed growth investments, failed acquisitions, and excessive spending…"(emphasis added);

    - the assertion that Mr. Dantzler "is an internationally recognized expert in the area of pulmonary medicine and critical care…" (emphasis added);

    - the assertion of Mr. Meckler's "proven track record of success in executive positions; and,

    - the assertion of Mr. Smith's orchestration of transactions resulting in the quadrupling of sales and doubling of market value.

    Where the basis of support is other documents such as reports, articles internal estimates, or opinions, if any, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Proposal 1

4. We note disclosure that the Ramius nominees were nominated in accordance with the Company's advance notice bylaw provision. Please supplement this disclosure to describe the provisions of the company's governing instruments which you believe permitted you to nominate the current slate of candidates. Further, please revise to state whether or not the nominations were made timely and whether the Ramius Group is in compliance with the provisions of such governing instruments.

5. You disclose that the nominees' seek to implement steps that they deem are necessary to maximize shareholder value. Supplement your disclosure to identify specific steps or plans the nominees would advocate for if elected. Disclose whether the nominees have plans that address each of the operational and stock price performance problems you highlight on page 5. If the nominees have no specific plans, revise to state this fact.

Solicitation of Proxies, page 15

6. It appears that you intend to solicit proxies via mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

7. Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

Other Matters and Additional Information, page 18

8. You refer security holders to information that you are required to provide that will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Closing Comments

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions